

SECURITIES AND EXCHANGE COMMISSION

06008741

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47257

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Interactive Brokers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

PROCESSED MAY 3 1 2006 THOMSON FINANCIAL

Greenwich (City) Connecticut (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander M. Ioffe 203-618-5870
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2006
WASH, D.C.
203
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02

AFFIRMATION

We, Thomas Peterffy and Alexander Ioffe affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Interactive Brokers LLC for the year ended December 31, 2005, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature 2/27/06 Date

President
Title



Signature 2/27/06 Date

Chief Financial Officer
Title



Notary Public

DOUGLAS A. MADONIA
Notary Public, State of Connecticut

My Commission Expires June 30, 2008

INTERACTIVE BROKERS LLC
(SEC I.D. No. 8-47257)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a 5(e)(3) under the
Securities and Exchange Act of 1934 and
Regulation 1.10(g) under the Commodity
Exchange Act as a Public Document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Managing Member and Members of
Interactive Brokers LLC
Greenwich, Connecticut

We have audited the accompanying statement of financial condition of Interactive Brokers LLC (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Interactive Brokers LLC at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2006

INTERACTIVE BROKERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 83,820,248
Cash and securities - segregated under federal and other regulations	1,803,020,998
Securities purchased under agreements to resell	4,000,000
Securities borrowed	141,717,932
Securities owned - pledged as collateral	172,726,429
Receivable from customers	436,165,947
Receivable from brokers, dealers and clearing organizations	42,771,672
Receivable from affiliates	58,756,228
Other assets	16,829,664
TOTAL ASSETS	$2,759,809,118

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES:	
Payable to customers	$2,412,665,646
Due to affiliates	38,062,500
Payable to brokers, dealers and clearing organizations	31,277,527
Accounts payable, accrued expenses and other liabilities	27,131,698
Total liabilities	2,509,137,371
MEMBERS' CAPITAL	250,671,747
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$2,759,809,118

See notes to statement of financial condition.

INTERACTIVE BROKERS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF BUSINESS

Interactive Brokers LLC (the "Company"), a Connecticut limited liability company, is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of various securities and commodities exchanges and the National Association of Securities Dealers, Inc. The Company is also a member of the National Futures Association and a registered futures commission merchant. The Company executes and clears securities and commodities transactions for customers. Certain transactions are cleared through other clearing brokers. Accordingly, the Company carries security accounts for customers and is subject to the requirements of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer-owned assets and reserve requirements. The Company also carries customer commodity accounts and is subject to the segregation requirements pursuant to the Commodity Exchange Act.

The Company is 99.9% owned by Interactive Brokers Group LLC ("IBGLLC"). In addition to the Company, IBGLLC is comprised of the following companies: Timber Hill LLC ("THLLC"), Timber Hill Europe AG ("THE"), Timber Hill Securities Hong Kong Limited ("THSHK"), Timber Hill Australia Pty Limited ("THA"), Timber Hill Canada Company ("THC"), Interactive Brokers Canada Inc. ("IBC") and Interactive Brokers (U.K.) Limited ("IBUK") and Timber Hill Hong Kong Limited ("THHK"), which ceased operating in February 2004 and was liquidated in October 2005. THE is the parent company of Timber Hill (U.K.) Limited ("THUK").

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Use of Accounting Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2005. Actual results could differ from these estimates. Such estimates include estimated useful lives of equipment and estimated fair value of financial instruments.

Securities Owned – Pledged as Collateral

Securities owned – pledged as collateral consisted of U.S. and Canadian Treasury bills, carried at amortized cost, which approximate fair value. Security transactions are recorded on a trade date basis. At December 31, 2005, the Company had $171,439,229 in U.S. Treasury Bills and $1,287,200 in Canadian Treasury Bills that have been pledged with the Company's clearing organizations in the normal course of business.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations represent amounts from unsettled customer trading activities and margin deposits on December 31, 2005.

Collateralized Financing Arrangements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at contract value plus accrued interest as specified in the respective agreements. The Company's policy is to obtain possession of collateral, with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, this collateral is valued daily with additional collateral obtained or excess collateral returned when appropriate, as required through contractual provisions.

The Company borrows securities in order to facilitate customer settlements. Securities borrowed are recorded at the amount of cash collateral advanced. Interest is accrued at the stipulated contract rate. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other securities with the counterparty. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as required contractually.

On the statement of financial condition as of December 31, 2005, any firm owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are classified as securities pledged as collateral, as required by Statement of Financial Accounting Standards ("SFAS") No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement No. 125.* At December 31, 2005, collateral received from counterparties amounted to $165,761,745, which the Company had the right to repledge or resell, of which substantially all has been repledged or resold. In addition, the Company held $610,632,325 in customer securities pledged to the company, of which none have been repledged.

Property and Equipment

Property and equipment consists primarily of technology hardware, software and leasehold improvements. Property and equipment are reported at historical cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Total property and equipment of $5,986,295, net of accumulated depreciation and amortization of $5,201,455, was included in Other assets at December 31, 2005.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

Cross-Currency Swap Transactions

The Company enters into cross-currency swap transactions for customer funds denominated in foreign currencies in order to fund the U.S. dollars denominated safekeeping account for the benefit of customers. A cross-currency swap is an agreement to exchange a fixed amount of one currency for specified amount of a second currency at the outset and at completion of the swap term. At December 31, 2005, the Company had outstanding swap transactions in the amount of 210,000,000 Euros,

24,000,000 Australian dollars, 20,500,000 Swiss francs, 7,500,000 Great British pounds, 40,000,000 Hong Kong dollars and 200,000,000 Japanese yen for counter-value in U.S. dollars and 12,000,000 U.S dollars for counter-value in Canadian dollars. The unrealized gains or losses from cross-currency swap transactions are recorded in Other assets or Accounts payable, accrued expenses and other liabilities.

Guarantees

In connection with its retail brokerage business, the Company performs securities and commodities execution, clearance and settlement on behalf of its customers for whom it commits to settle trades submitted by such customers, with the applicable clearing houses. The Company stands ready to meet the obligations of its customers with respect to securities and commodities transactions. If a customer fails to fulfill his obligation, the Company must fulfill the customer's obligation with the trade counterparty. The Company is fully secured by assets in the customer's account as well as any proceeds received from the securities and commodities transactions entered into by the Company on behalf of the customer. No contingent liability is carried on the balance sheet for these transactions as they are fully collateralized.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standard Board ("FASB") issued SFAS No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"). SFAS No.123R eliminates the intrinsic value method under APB 25 as an alternative method of accounting for stock-based awards. SFAS No. 123R also revises the fair-value-based method of accounting for share-based payment liabilities, forfeitures, and modifications of stock-based awards and clarifies SFAS No. 123's guidance in several areas, including measuring fair value, classifying an award as equity or as a liability, and attributing compensation cost to reporting periods. The Company expects that the adoption of SFAS No. 123R in 2006 will not have a material impact on its financial statements.

SFAS No. 154 - *Accounting Changes and Error Corrections* was issued in May 2005 and is effective beginning January 1, 2006. This statement replaces APB No. 20 - *Accounting Changes*, and SFAS No. 3 - *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for reporting a change in accounting principle. SFAS No. 154 generally requires retrospective application to prior periods' financial statements of changes in accounting principle. The Company adopted SFAS No. 154 as of January 1, 2005, noting that no such accounting changes affected the Company's financial statement in 2005.

3. SEGREGATION OF FUNDS

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. As of December 31, 2005, cash and securities in the amount of $145,239,560 were segregated. Included in this total were securities purchased under agreement to resell in the amount of $21,000,000.

In accordance with CFTC regulation 30.7, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers on foreign boards of trade. As of December 31, 2005, cash and securities in the amount of $58,423,825 were segregated.

4. RESERVE REQUIREMENTS AND POSSESSION OR CONTROL REQUIREMENTS

In accordance with the Securities Exchange Act of 1934, the Company is required to maintain a separate bank account for the exclusive benefit of customers. As of December 31, 2005, the Company held cash and securities segregated for the benefit of customers in the amount of $1,597,730,548 to satisfy this requirement.

5. FAIR VALUE DISCLOSURES

Due to the nature of its operations, substantially all of the Company's financial instrument assets are comprised of: cash, cash and securities segregated for federal and other regulations or deposited with clearing organizations, securities purchased under agreements to resell, securities borrowed, receivables from brokers, dealers and clearing organizations and other assets which are short-term in nature and are reflected at amounts approximating fair value. Similarly, all of the Company's financial instrument liabilities arise from customers, securities sold under agreements to repurchase and liabilities which are short-term in nature and are reported at amounts approximating fair value.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). On September 30, 2004 Commodity Futures Trading Commission amended Rule 1.17 to require that the Company maintain minimum net capital, as defined, of 8% of the total risk margin requirement for all positions carried in customer accounts plus 4% of the total risk margin requirement for all positions carried in noncustomer accounts. The Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2005, the Company had net capital of $172,413,465, which was $157,406,815 in excess of required net capital.

7. RELATED PARTY TRANSACTIONS

IBLLC, IBUK and IBC are registered broker-dealers in the US, Great Britain and Canada, respectively, and engage in execution and clearing securities services for customers. THLLC, THE, THC, THA and THSHK are registered securities dealers in US, Switzerland, Canada, Australia and Hong Kong, respectively, and trade on a proprietary basis. IBGLLC is the holding company for the group of operating companies. These companies share administrative, financial and technological resources, as well as engage in security transactions such as trade execution in the ordinary course of business with the Company.

Included in assets in the statement of financial condition were the following amounts with related parties as of December 31, 2005:

Securities borrowed	$ 141,647,079
Loan receivable (Unsecured demand note, averaging 3.56% in 2005)	50,000,000
Advances receivable	4,485,638
Brokerage fees receivable	3,166,490
Interest receivable	1,104,101
Mark-to-market gain on foreign currency swaps	467,100
Other	5,523

Included in liabilities in the statement of financial condition were the following amounts with related parties as of December 31, 2005:

Loan payable (Unsecured demand note, averaging 4.97% in 2005)	$29,900,000
Consulting fee payable	4,363,545
Administrative fee payable	2,391,885
Advances payable	678,633
Brokerage and clearing fees payable	703,901
Mark-to-market loss on foreign currency swaps	55,414
Interest Payable	24,325

8. EMPLOYEE INCENTIVE PLANS

The Company participates in two employee incentive plans sponsored by IBGLLC that provide eligible employees with the opportunity to share in the long-term growth of IBGLLC.

Return on Investment Dollar Units ("ROI"): Since 1998, IBGLLC has granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the units upon the fifth, seventh or tenth anniversary date. These units will vest upon the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all units shall vest on the fifth anniversary date of their grant and will be automatically redeemed. At December 31, 2005, the Company had a total ROI payable in the amount of $5,208,554.

Member Interests: Selected employees of the Company are granted non-transferable member interests in IBGLLC. Those member interests entitle the grantees to share in the net consolidated profit or loss of IBGLLC based on their holding percentage. Redemptions of member interests are treated as capital distributions from IBGLLC.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Interactive Brokers LLC
Two Pickwick Plaza
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Interactive Brokers LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e), including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP